UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  August 6, 2015

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:   /s/ Subramanian Kalyanasundaram
        Name:  Subramanian Kalyanasundaram
        Title:    Chief Executive Officer and Director

Taro Pharmaceutical Industries Ltd. c/o Taro Pharmaceuticals U.S.A., Inc Three Skyline Drive Hawthorne, New York 10532 (NYSE: TARO)

FOR IMMEDIATE RELEASE

CONTACTS:
Michael Kalb	William J. Coote
GVP, CFO
(914) 345-9001	(914) 345-9001
Michael.Kalb@taro.com	William.Coote@taro.com

TARO PROVIDES RESULTS FOR QUARTER ENDED JUNE 2015

Hawthorne, NY, August 6, 2015 - Taro Pharmaceutical Industries Ltd. (NYSE: TARO) (“Taro” or the “Company”) today provided unaudited financial results for the quarter ended June 30, 2015.

Quarter ended June 30, 2015 Highlights - compared to June 30, 2014
●
Net sales of $215 million, reflects an increase of $85 million.  Last year’s quarter net sales were negatively impacted by a $79 million provision for price protection (current quarter’s price protection provision was $14 million).  On a pro-forma basis, adjusted for the price protection provisions, the net sales increase would have been 10%.  Sales volumes declined 10% as the result of an increase in competitor activity in the U.S. market.

●
Gross profit was $172 million as compared to $85 million. Excluding the impact of the aforementioned price adjustments in both periods, the gross profit increase would have been 13% over the same period last year.

●	Research and development (R&D) and Selling, marketing, general and administrative expenses remained relatively flat.
●
Operating income increased $80 million to $134 million, primarily due to the benefits realized from the price adjustments in the prior year.  Excluding the non-recurring items, operating income on a comparable basis, would have increased approximately 17%.

●	Net income attributable to Taro was $104 million compared to $46 million, a $58 million increase, resulting in diluted earnings per share of $2.42 compared to $1.08.

Cash Flow and Balance Sheet Highlights
●	Cash flow provided by operations was $68 million compared to $36 million for the three months ended June 30, 2014.
●	Cash, including short-term bank deposits and marketable securities, increased $77 million to $998 million from March 31, 2015.

Mr. Kal Sundaram, Taro’s CEO stated, “As we have stated in the past, we remain cautious of the ever-increasing pressure on our business from strong competition and the continuing industry and customer consolidations.  We continue our commitment to building a strong, quality pipeline of products through our investment in our R&D efforts which, along with our business development efforts, will help to fuel our medium and long-term growth”.

- more -

Taro Pharmaceutical Industries Ltd.

FDA Approvals and Filings

The Company recently received approvals from the U.S. Food and Drug Administration (“FDA”) for the Abbreviated New Drug Applications (“ANDAs”) Desloratadine Oral Solution, 0.5 mg/mL and Loratadine Oral Solution USP, 1 mg/mL (Sugar Free, Bubble Gum Flavor, OTC).  The Company has a total of thirty-two ANDAs and one NDA for Orphan indication, awaiting FDA approval.

Form 20-F Filings with the SEC

On July 1, the Company filed its Annual Report on Form 20-F with the U.S. Securities and Exchange Commission (“SEC”) for the fiscal year ended March 31, 2015.

The Company cautions that the foregoing financial information is presented on an unaudited basis and is subject to change.

************************

About Taro
Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.  For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

SAFE HARBOR STATEMENT
The unaudited consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments necessary to present fairly the financial condition and results of operations of the Company.  The unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements included in the Company’s Annual Report on Form 20-F, as filed with the SEC.

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements that do not describe historical facts or that refer or relate to events or circumstances the Company “estimates,” “believes,” or “expects” to happen or similar language, and statements with respect to the Company’s financial performance, availability of financial information, and estimates of financial results and information for fiscal year 2016.  Although the Company believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained.  Factors that could cause actual results to differ include general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company’s SEC reports, including its Annual Reports on Form 20-F.  Forward-looking statements are applicable only as of the date on which they are made.  The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

**Financial Tables Follow**

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(U.S. dollars in thousands, except share data)

	Three Months Ended June 30,
	2015		2014

Sales, net	$215,278		$130,230
Cost of sales	43,474		44,863
Gross profit	171,804		85,367

Operating Expenses:
Research and development	14,540		14,988
Selling, marketing, general and administrative	22,892		22,386
Settlements and loss contingencies	-		(6,500)
Operating income	134,372		54,493

Financial Expenses, net:
Interest and other financial income	(3,269)		(1,568)
Foreign exchange expense	4,200		5,242

Other income, net	352		406
Income before income taxes	133,793		51,225
Tax expense	30,089		4,903
Income from continuing operations	103,704		46,322
Net loss from discontinued operations	(31)		(124)
Net income	103,673		46,198
Net income attributable to non-controlling interest	37		100
Net income attributable to Taro	$103,636		$46,098

Net income per ordinary share from continuing operations attributable to Taro:
Basic	$2.42		$1.08
Diluted	$2.42		$1.08

Net loss per ordinary share from discontinued operations attributable to Taro:
Basic	$(0.00	)*	$(0.00)*
Diluted	$(0.00	)*	$(0.00)*

Net income per ordinary share attributable to Taro:

Basic	$2.42		$1.08
Diluted	$2.42		$1.08

Weighted-average number of ordinary shares used to compute net income per ordinary share:
Basic	42,833,533		42,832,648
Diluted	42,833,533		42,833,325

*Amount is less than $0.01

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
 SUMMARY CONSOLIDATED BALANCE SHEETS
 (U.S. dollars in thousands)

	June 30, 2015	March 31, 2015
	(unaudited)	(audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$438,998	$481,641
Short-term bank deposits	555,122	434,899
Restricted short-term bank deposits	-	199
Marketable securities	3,425	3,458
Accounts Receivable and other:
Trade, net	196,795	222,427
Other receivables and prepaid expenses	257,228	250,911
Inventories	119,382	120,272
TOTAL CURRENT ASSETS	1,570,950	1,513,807

Long-term receivables	41,419	46,330
Property, plant and equipment, net	152,902	153,045
Other assets	23,746	24,563
TOTAL ASSETS	$1,789,017	$1,737,745

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long-term debt	$925	$912
Trade payable and other current liabilities	248,079	309,093
TOTAL CURRENT LIABILITIES	249,004	310,005

Long -term debt, net of current maturities	4,740	4,976
Deferred income taxes and other long-term liabilities	5,260	5,381
TOTAL LIABILITIES	259,004	320,362

Taro shareholders' equity	1,524,312	1,411,720
Non-controlling interest	5,701	5,663

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,789,017	$1,737,745

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited)
(U.S. dollars in thousands)

	Three Months Ended June 30,
	2015	2014
Operating Acitivities
Net Income	$103,673	$46,198
Adjustments required to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	3,913	3,964
Gain (loss) on sale of marketable securities and long-lived assets	48	(39)
Increase in long-term debt due to currency fluctuations	-	206
Decrease in trade receivables	25,809	35,636
Change in derivative instruments, net	(5,198)	(3,989)
Increase in other receivables, prepaid expenses and other assets	(5,785)	(42,651)
Decrease (increase) in inventories	1,317	(8,656)
Foreign exchange effect on intercompany balances	1,716	5,209
Decrease in trade and other payables and accruals	(57,226)	(144)
Net cash provided by operating activities	68,267	35,734

Investing Activities:
Purchase of property plant & equiptment	(2,393)	(6,058)
(Investment in) proceeds from sale of property plant & equipment and other intangible assets	(15)	78
Investment in long-term deposits and other assets	(20,000)	(14,708)
(Investment in) proceeds from short-term and bank deposits	(92,124)	90,078
Investment in marketable securities, net	(16)	-
Net cash (used in) provided by investing activities	(114,548)	69,390

Financing Activities:
Proceeds from the issuance of shares, net	-	13
Repayments of long-term debt	(223)	(209)
Net cash used in financing activities	(223)	(196)

Effect of exchange rate changes	3,861	2,978
Net (decrease) increase in cash	(42,643)	107,906
Cash at beginning of period	481,641	209,967

Cash at end of period	$438,998	$317,873

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